ManpowerGroup
100 Manpower Place
Milwaukee, Wisconsin
53212 USA

T: +1 414 961 1000
F: +1 414 906 7875
www.manpowergroup.com

November 30, 2015

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: ManpowerGroup Inc.
Form 10-K for the year ended December 31, 2014
Filed February 20, 2015
File No. 001-10686

Dear Mr. Spirgel:

On behalf of ManpowerGroup Inc. (the “Company”), we are providing the following response to the comment set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Jonas Prising, dated November 13, 2015. For your convenience, we have recited the comment from the Staff in bold type and have followed it with the Company’s response thereto.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

We Focus on Three Key Performance Metrics, page 22

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We note that starting in 2014 you replaced Economic Profit with ROIC as one of three key performance metrics and that ROIC is helpful to shareholders understanding how effectively you are using capital. Please tell us what consideration you gave to including a detailed discussion of ROIC in your MD&A as a key performance metric used to manage your business. See Section III.B1. of SEC Release No. 33-8350.

We use the ROIC (“return on invested capital”) metric as a performance metric for the compensation of our Named Executive Officers, as discussed in the Compensation Discussion and Analysis section of our proxy statement. We believe the ROIC metric, which forms a part of the annual cash incentive for executives, incentivizes them to focus not only on profitability but also on effectively deploying capital and creating shareholder value.

However, we do not utilize ROIC as an operational metric, and it is not one of the financial measurements our leadership utilizes as part of its management of the Company’s business. We think that managing the business with this metric wouldn’t give us the proper visibility into our operations, given the complexity and number of components in the ROIC calculation. Instead, we find it more effective to manage the business by separately monitoring, measuring and forecasting several of the components of the ROIC calculation, in particular Operating Profit, Provision for Income Taxes, Cash, Debt and Shareholders’ Equity. Similarly, when we speak to shareholders during our quarterly earnings calls, we discuss these individual components and do not specifically discuss ROIC.

We use Operating Profit and Operating Profit Margin (Operating Unit Profit and Operating Unit Profit Margin at a segment reporting level) to manage the earnings performance of our overall business and various business units. We also manage our Provision for Income Taxes on a consolidated basis as we monitor the overall net earnings of the Company. For Invested Capital, defined as Debt plus Shareholders’ Equity less Cash, we manage each of these separate components through our focus on cash provided by operating activities, capital expenditures, working capital levels and overall capital structure (including dividends and share repurchases).

We are mindful of the guidance in SEC Release No. 33-8350 that MD&A should give readers a view of the Company through the eyes of management by providing both a short and long-term analysis of the business. As such, we have included discussion in our MD&A of each of the above components used by our management to manage our operations. We believe these disclosures give shareholders appropriate visibility into changes in our operating performance and changes in our invested capital, consistent with how we manage the business. However, as management does not manage the Company’s operations using ROIC, we have not included a specific discussion of this metric in our MD&A.

Since we use ROIC as a performance metric and not as an operational metric, we will revise our proxy disclosure to reflect this. In future filings, we will change the disclosure in our proxy statement (see, for example, page 22 of our proxy statement filed March 14, 2015) from “…three financial and operating metrics” to “…three performance metrics” to avoid any potential confusion about how we use the ROIC metric.

In connection with the responses to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Sherri Albinger, Senior Vice President, Corporate Controller and Treasurer at 414-906-6626 or me at 414-906-6305 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Michael J. Van Handel
Michael J. Van Handel
Executive Vice President and
Chief Financial Officer

cc:      Richard Buchband, Esq., Senior Vice President, General Counsel and Secretary

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